Exhibit 99.(a)(53)

Frequently Asked Questions — Answers to Four Vital Questions for Gold Fields shareholders

Q1:	Why should Gold Fields’ shareholders reject the offer?

A	Harmony’s offer is not in the interests of Gold Fields shareholders for several reasons:

•	it undervalues your shares

•	it is inappropriate and coercive and designed to gain control of Gold Fields without paying the full control premium, and

•	The premium offered is inadequate — the average 1-day premium for hostile offers for the past 10 years is in excess of 40% and most deals contained a cash component

•	Harmony is offering you only its shares and the Gold Fields board has concerns about the underlying state of Harmony’s business.

Q2:	Why does the Gold Fields Board believe your shares are being undervalued?

A	The terms of the Harmony offer implies severe dilution to Gold Fields shareholders — based on FY2004, the offer is

•	102% dilutive on headline earnings basis,

•	59% dilutive on cashflow from operations and

•	9% on a Net Present Value basis at current Gold Price levels of R85,000/kg

Q3:	Why is Harmony’s offer inappropriate and coercive?

A	Harmony intends to acquire up to 34.9% of Gold Fields through its “early settlement offer” with no minimum acceptance condition. This means that:

•	Harmony and Norilsk could gain control of Gold Fields with the support of a relatively small number of Gold Fields shareholders, placing inappropriate power in the hands of investors with short-term interests.

•	Harmony and Norilsk could gain control of Gold Fields without seeking the consent of the competition authorities and other regulatory approvals.

•	Harmony must acquire all the shares tendered in the early settlement offer, i.e. in a situation where Harmony’s subsequent offer fails, Harmony could be left with a significant minority stake in Gold Fields. Gold Fields shareholders could find themselves in a situation where there is another significant minority shareholder undermining the strategic direction of the company.

Q4:	On what grounds do the board have concerns about Harmony’s underlying business?

A	In the context of:

•	confusing statements about the reserves and resources of Harmony, and

•	concerns about the balance sheet strength of Harmony and recent cash bleed the Gold Fields board believes it prudent to subject any transaction to bilateral due diligence

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make the offer and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.